[redacted]

SECU 09059355 SION

SEC Mail Processing Section
MAR 02 2009
Washington, DC
105

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51685

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Main Street Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1407 Main Street
(No. and Street)

Hays	KS	67601
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Roger D. Harman (785) 628-8238
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brungardt Hower Ward Elliott & Pfeifer, LC
(Name – *if individual, state last, first, middle name*)

P.O. Box 40	Hays	KS	67601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Bobb A. Meckenstock, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Main Street Securities, LLC, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TRACY C. DREILING
NOTARY PUBLIC
STATE OF KANSAS
My Appt. Exp. 8-10-2011

Signature

Member
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors' Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS' REPORT

MAIN STREET SECURITIES, LLC

DECEMBER 31, 2008

Brungardt Hower
Ward Elliott & Pfeifer L.C.

209 East 13th Street P.O. Box 40
Hays, KS 67601-0040

Ph. (785) 628-8238
Fax (785) 625-5766

OFFICES IN HAYS AND GARDEN CITY

CERTIFIED PUBLIC ACCOUNTANTS
and
MANAGEMENT CONSULTANTS

INDEPENDENT AUDITORS' REPORT

Member
Main Street Securities, LLC

We have audited the accompanying statement of financial condition of Main Street Securities, LLC as of December 31, 2008, and the related statements of income (loss), changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Main Street Securities, LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Brungardt Hower
Ward Elliott & Pfeifer L.C.

Hays, Kansas
February 27, 2009

FINANCIAL STATEMENTS

Main Street Securities, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2008

ASSETS

Cash	$ 96,746
Cash segregated under regulation	3,008
Commissions receivable	215,915
Other receivables	24,845
Securities owned:	
Available for sale, at fair value	104,750
The NASDAQ Stock Market, Inc. common stock, at fair value	7,413
Property and equipment, at cost, less accumulated depreciation and amortization of $60,235	107,333
Prepaid expenses	41,570
Cash surrender value of life insurance	16,117
	$617,697

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued expenses	$ 53,871
Commissions payable	287,789
Note payable	17,216
	358,876
Commitments and contingencies	-
Member's equity	258,821
	$617,697

The accompanying notes are an integral part of this financial statement.

Main Street Securities, LLC

STATEMENT OF INCOME (LOSS)

For the year ended December 31, 2008

Revenues:	
Commissions	$10,231,858
Other	32,156
	10,264,014
Expenses:	
Commission expense	8,964,488
Office management and personnel	674,693
Data processing	113,651
Regulatory expense	81,182
Occupancy	73,061
Insurance and bonds	71,462
Legal and accounting	43,485
Advertising and promotion	32,932
Travel	32,427
Office supplies	28,115
Depreciation and amortization	25,534
Consulting and advisor support	24,811
Postage	24,259
Other expenses	15,052
Subscriptions and dues	13,846
Leased equipment	12,591
Telephone	11,193
Meals and entertainment	9,498
Donations	6,123
Meetings and education	5,047
Interest	2,550
	10,266,000
Net loss	$ (1,986)

The accompanying notes are an integral part of this financial statement.

Main Street Securities, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

For the year ended December 31, 2008

	Member's capital	Accumulated other comprehensive income (loss)	Total member's equity
Member's equity at January 1, 2008	$360,851	$ 5,334	$366,185
Comprehensive income (loss):			
Net loss	(1,986)	-	(1,986)
Unrealized securities losses arising during the period	-	(18,239)	(18,239)
Reclassification adjustment for sale of securities realized in net income	-	6,536	6,536
Total comprehensive income (loss)	(1,986)	(11,703)	(13,689)
Contributions from Member	144,425	-	144,425
Distributions to Member	(238,100)	-	(238,100)
Member's equity at December 31, 2008	$265,190	$ (6,369)	$258,821

The accompanying notes are an integral part of this financial statement.

Main Street Securities, LLC

STATEMENT OF CASH FLOWS

For the year ended December 31, 2008

Cash flows from operating activities		
Net loss		$ (1,986)
Adjustments to reconcile net loss to net cash used in operating activities		
Depreciation and amortization	$ 25,534	
Loss on sale of securities	12,435	
Change in assets and liabilities		
Decrease in cash segregated under regulation	532	
Decrease in commissions receivable	114,524	
Increase in other receivables	(24,845)	
Increase in prepaid expenses	(4,153)	
Decrease in accounts payable and accrued expenses	(65,978)	
Decrease in commissions payable	(162,597)	(104,548)
Net cash used in operating activities		(106,534)
Cash flows from investing activities		
Purchases of equipment and software	(56,640)	
Proceeds from sales of securities	482,343	
Purchases of securities	(271,630)	
Increase in cash surrender value of life insurance	(8,645)	
Net cash provided by investing activities		145,428
Cash flows from financing activities		
Proceeds from notes payable	29,353	
Payments of notes payable	(12,137)	
Contributions from Member	144,425	
Distributions to Member	(238,100)	
Net cash used in financing activities		(76,459)
Net decrease in cash		(37,565)
Cash at beginning of the year		134,311
Cash at end of the year		$ 96,746

The accompanying notes are an integral part of this financial statement.

Main Street Securities, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2008

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

1. Organization and nature of operations

Main Street Securities, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Kansas limited liability company organized on January 21, 1999, and shall endure for thirty years from date of organization unless extended under terms of the articles of organization.

The Company operates as an introducing broker, clearing all transactions on a fully-disclosed basis through a secondary clearing agreement with another broker-dealer. The Company does not hold funds or securities for customers.

2. Commissions receivable

The Company considers commissions receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

3. Property and equipment

Depreciation and amortization are provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives, which range from five to seven years, using the straight-line method.

Maintenance, repairs and renewals which neither materially add to the value of the property nor appreciably prolong its life are charged to expense as incurred. Gains or losses on dispositions of equipment and software are included in earnings.

4. Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

5. Income taxes

The Company is treated as a disregarded entity for federal and state income tax purposes and the Member is taxed individually on the Company's earnings. Consequently, income taxes are not payable by, or provided for, the Company.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

6. Comprehensive Income

Statement of Financial Accounting Standards No. 130 requires the reporting of comprehensive income and its components in the financial statements. Comprehensive income is defined as the change in equity from transactions and other events and circumstances from non-owner sources, and excludes investments by and distributions to owners. Comprehensive income includes net income and other items of comprehensive income meeting the above criteria. The Company's only component of other comprehensive income is the unrealized holding gain (loss) on securities available for sale, which is reported in the statement of changes in member's equity.

7. Cash equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business to be cash equivalents.

8. Use of estimates

In preparing the Company's financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B - CASH SEGREGATED UNDER REGULATION

Cash is held in a centralized registration depository with FINRA and used solely for registration transactions.

NOTE C - SECURITIES

Securities available for sale consist of stocks and money market funds carried at fair value of $104,750. The cost basis of the securities is $115,232 with the unrealized loss of $10,482 included in accumulated other comprehensive income (loss). Gains and losses on the sale of securities are determined using the specific identification method.

The NASDAQ Stock Market, Inc. common stock is carried at fair value of $7,413. The cost basis of the 300 shares is $3,300 with the unrealized gain of $4,113 included in accumulated other comprehensive income (loss).

NOTE D - NOTE PAYABLE

The note payable bears interest at 4.44 percent and is payable in monthly installments of $434 through July 19, 2012. The note is secured by a vehicle.

NOTE E - CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE F - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the applicable exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1). At December 31, 2008, the Company had net capital of $60,367, which was $36,442 in excess of its required net capital of $23,925. The Company's net capital ratio was 5.94 to 1.

NOTE G - RELATED PARTIES

The Company shares office space and equipment with related companies under an agreement, through June 30, 2008, whereby the Company reimbursed substantially all management and personnel expenses. In 2008, the Company reimbursed approximately $432,000 of such expenses and began paying substantially all of these costs directly, effective July 1, 2008. The Company's owner is a commissioned sales representative and received approximately $532,000 of commissions from the Company in 2008. The Company also paid office rent of approximately $42,000 to its owner, which is included in occupancy expense.

NOTE H - RETIREMENT PLAN

The Company provides a 401(k) retirement plan covering all eligible employees who have completed one year of service and have attained the age of 21. The plan calls for the Company to match 100% of a participant's contributions up to 5% of compensation. The plan also allows for non-elective employer contributions at a discretionary rate to be determined annually. No discretionary contribution was elected for the period ended December 31, 2008.

Retirement plan contribution expense of $6,729 for the period ended December 31, 2008 is included in office management and personnel expenses.

NOTE I - COMMITMENTS AND CONTINGENCIES

The Company has separate ongoing inspections and inquiries by the Securities Division of the State of Kansas and the Kansas City, MO. office of FINRA related to the activities of an independent investment advisor formerly associated with the Company. Both inspections and inquiries have entered the report and penalty phase. The State of Kansas has proposed a fine to the Company related to various compliance issues. The Company has recorded the fine on the Company's books as of December 31, 2008 as part of regulatory expense. FINRA has not issued any findings or a projected fine.

The Company is involved in litigation arising in the normal course of business. After consulting with legal counsel, it is management's opinion that no claims will result in material adverse effect to the Company's financial position or results of operations.

SUPPLEMENTARY INFORMATION

Brungardt Hower
Ward Elliott & Pfeifer L.C.

CERTIFIED PUBLIC ACCOUNTANTS
and
MANAGEMENT CONSULTANTS

209 East 13th Street P.O. Box 40
Hays, KS 67601-0040

Ph. (785) 628-8238
Fax (785) 625-5766

OFFICES IN HAYS AND GARDEN CITY

INDEPENDENT AUDITORS' REPORT
ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5
OF THE SECURITIES AND EXCHANGE COMMISSION

Member
Main Street Securities, LLC

We have audited the accompanying financial statements of Main Street Securities, LLC as of and for the year ended December 31, 2008, and have issued our report thereon dated February 27, 2009. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brungardt Hower
Ward Elliott & Pfeifer L.C.

Hays, Kansas
February 27, 2009

Main Street Securities, LLC

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2008

Net capital		
Total member's equity		$258,821
Add:		
Subordinated borrowings allowable in computation of net capital		-
Total capital and allowable subordinated borrowings		258,821
Deductions and/or charges:		
Nonallowable assets:		
Cash segregated under regulation	$ 3,008	
Commissions receivable greater than 30 days, net	10,883	
Other receivables	24,845	
The NASDAQ Stock Market, Inc. stock	7,413	
Property and equipment, net	107,333	
Prepaid expenses	41,570	195,052
Net capital before haircuts on securities positions (tentative net capital)		63,769
Haircuts on securities		3,402
Net capital		$ 60,367
Aggregate indebtedness		
Items included in statement of financial condition		
Accounts payable and accrued expenses		$ 53,871
Commissions payable		287,789
Note payable		17,216
Total aggregate indebtedness		$358,876
Minimum net capital required		$ 23,925
Excess net capital at 1500 percent		$ 36,442
Excess net capital at 1000 percent		$ 24,479
Ratio: Aggregate indebtedness to net capital		5.94 to 1

No reconciliation with Company's computation included in Part II of Form X-17A-5 as of December 31, 2008 is required as the amounts are the same.

Exemption from Rule 15c3-3 is claimed based upon section (k)(2)(B) - all customer transactions cleared through another broker-dealer on a fully disclosed basis.

Broker-dealer	Nations Financial Group, Inc.
Clearing firm	RBC Dain Correspondent Services

Brungardt Hower
Ward Elliott & Pfeifer L.C.

CERTIFIED PUBLIC ACCOUNTANTS
and
MANAGEMENT CONSULTANTS

209 East 13th Street P.O. Box 40
Hays, KS 67601-0040

Ph. (785) 628-8238
Fax (785) 625-5766

OFFICES IN HAYS AND GARDEN CITY

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Member
Main Street Securities, LLC

In planning and performing our audit of the financial statements of Main Street Securities, LLC (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding

paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brungardt Hower
Ward Elliott & Pfeifer L.C.

Hays, Kansas
February 27, 2009